Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the press release entitled “Re: Reported filing of a Notice of Strike (NoS) by PLDT supervisory labor union”.

September 5, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled ““Re: Reported filing of a Notice of Strike (NoS) by PLDT supervisory labor union”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

September 5, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “Re: Reported filing of a Notice of Strike (NoS) by PLDT supervisory labor union”.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,684 As of July 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	September 5, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

Attached hereto is a Press Release entitled “Re: Reported filing of a Notice of Strike (NoS) by PLDT supervisory labor union”.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

September 5, 2018

Re: Reported filing of a Notice of Strike (NoS) by PLDT supervisory labor union

MANILA, Philippines, September 4, 2018 – PLDT has been made aware of news reports describing the filing today of a Notice of Strike (NoS) by PLDT's supervisory union, the Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor (GUTS).

PLDT has not received a copy of any such Notice today, and reserves comment if or until after it is summoned by the National Conciliation and Mediation Board (NCMB).  In any event, the factual or legal basis for such a filing is not clear.  There does not appear to be any "industrial or labor dispute" between the Company and GUTS; the existence of such a dispute is an essential legal requirement to file an NoS.

References in news reports to alleged contractualization in PLDT involve a subject that is sub-judice. To recall, the Court of Appeals reversed and set aside DOLE Secretary Silvestre Bello's orders directing PLDT to regularize some 7,000 workers, and issued a permanent injunction against such regularization orders. This matter is still pending in reconsideration proceedings before the Court of Appeals, and attempts by any party to contravene the Court of Appeals injunction or its Decision may lead to a contempt charge.

Also, any claims of alleged terminations by PLDT of "12,000" workers is absolutely baseless, untrue and malicious. PLDT has not undertaken any such mass termination. At the end of June 2018, PLDT contractors affected by Secretary Bello's regularization orders complied with the Secretary's cease-and-desist orders against them, and ceased deploying workers to PLDT. Following the Court of Appeals Decision enjoining the Secretary's orders, however, the contractors have since undertaken remediation efforts to normalize their deployments and services.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  September 5, 2018